SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X        Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                   No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                  No       X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                  No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated October 12, 2005, relating to the Registrant’s successful use of its 0.13-micron process to manufacture 3G handset chips developed by Chongqing Chongyou Information Technology Co., Ltd.

Exhibit 99.2:	Press release, dated October 13, 2005, relating to the holding of the Registrant’s technology symposium in Shenzhen, China.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: October 13, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated October 12, 2005, relating to the Registrant’s successful use of its 0.13-micron process to manufacture 3G handset chips developed by Chongqing Chongyou Information Technology Co., Ltd.

Exhibit 99.2:	Press release, dated October 13, 2005, relating to the holding of the Registrant’s technology symposium in Shenzhen, China.

Exhibit 99.1

SMIC and CYIT Successfully Manufacture 0.13um 3G Handset Chips

(SHANGHAI, China - 2005-10-12) Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; HKSE: 981) has successfully used its 0.13um process to manufactured 3G handset chips developed by Chongqing Chongyou Information Technology Co., Ltd. (“CYIT”). While most domestic design companies are developing 3G handsets based on 0.18um manufacturing, the 0.13um process is the most advanced technology currently being used in China to manufacture handset chips. As 3G TD-SCDMA chips represent the forefront of domestic handset chip technology, CYIT’s breakthrough design using the 0.13um process affirms the company’s grasp of cutting-edge TD-SCDMA technology.

“To successfully manufacture the 3G handset chips using SMIC’s 0.13um technology in such a short period of time demonstrates SMIC’s technological prowess. We look forward to further collaboration with SMIC in the volume production of these chips,” said Jianhong Zheng, Vice-President of CYIT.

“It is an honor for SMIC to partner with a leading 3G TD-SCDMA handset company like CYIT. The combination of CYIT’s 3G handset expertise and SMIC’s advanced 0.13um process technology enables domestic 3G handsets to take another step toward commercialization and full-flow domestic production,” said Ning Hsieh, Vice-President of Marketing & Sales at SMIC.

Improving upon previous generations of handset technology whose functions were limited by low bandwidths, 3G handsets use broadband that accommodates web-based applications such as video conferencing, digital photography and video, and internet access. The success of CYIT’s chips using SMIC’s wafer manufacturing represents an important advance in China’s 3G handset technology.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

Press Release

For more information, please contact:

SMIC

Reiko Chang

86 (21) 5080-2000 ext 10544

PR@smics.com

Exhibit 99.2

SMIC Holds 2005 Technology Symposium in Shenzhen

(Shenzhen, China, October 13th, 2005) Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) held its technology symposium in Shenzhen on October 13th, 2005. Following symposiums held earlier this year in Beijing and Korea, the Shenzhen technology symposium likewise attracted an audience of semiconductor industry professionals.

At the symposium, assistant director of the National IC Design Base in Shenzhen, Mr. Zhou Shen Ming, gave a keynote presentation on Shenzhen’s public IC design services. In addition, SMIC speakers presented the company’s latest developments and services in logic technologies, mixed-sign, RF, spice modeling, and memory, high voltage, sensor, and display technologies.

A highlight of the Shenzhen symposium was the design services forum. Invited executives from domestic IC design companies such as Anyka, Shenzhen State Microelectronics Co., Ltd. (SSMEC), and Chipsbrand discussed raising capital, negotiating legal issues, and other challenges for start-up IC design companies. SMIC and its technology partners also shared their experiences in dealing with 0.18um and 0.13um design challenges.

Held concurrently with the technology symposium was an exhibition where SMIC’s design services and assembly partners displayed their products and services.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.